                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 8)*

                        Intek Diversified Corporation
         ------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                 458134 10 3
         ------------------------------------------------------------
                                (CUSIP Number)

                              Nicholas R. Wilson
                                   Chairman
                        Intek Diversified Corporation
                        5800 West Jefferson Boulevard
                        Los Angeles, California 90016
                                (310) 366-7703
         ------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 16, 1995
         ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

__________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 458134 10 3                            13D                                                      PAGE 2 OF 5 PAGES
            -----------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Communications Ltd.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                 (b) [ ]


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

            WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                       [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                            7     SOLE VOTING POWER

                                  3,658,850
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  3,658,850

                           10     SHARED DISPOSITIVE POWER

                                      --

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,658,850

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            41 %

    14      TYPE OF REPORTING PERSON*

            CO

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), and on June 5, 1995 ("Amendment No. 6") on behalf of Simmonds Communications Ltd. ("SCL") is hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended as follows:

                Item 3 is amended by deleting the second sentence thereof and inserting in its stead the following:

                        After the disposition of 852,000 shares of Common Stock described in Item 5 subparts (c), (h), (i), (j), and
                        (k), SCL is the beneficial owner of 3,658,850 shares of Common Stock.

                Item 3 is amended by inserting a new subparagraph (g) as follows:

                        (g) One June 16, 1995, SCL entered into an option agreement (the "SCL Option Agreement") (a copy of which is attached hereto as Exhibit K) with Roamer One Holdings, Inc., pursuant to which SCL paid
                             (out of SCL's working capital) Roamer One
                             Holdings, Inc. One Million Eight Hundred Thousand Dollars ($1,800,000) to acquire five (5) year options to purchase up to One Million Eight Hundred Thousand (1,800,000) shares of Common Stock for $1.50 per share.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by inserting a new paragraph at the end of the section labeled "Other Purchases" as follows:

                On June 16, 1995, SCL entered into the SCL Option Agreement and paid Roamer One Holdings, Inc. One Million Eight Hundred Thousand Dollars ($1,800,000) for five (5) year options to purchase up to One Million Eight Hundred Thousand (1,800,000) shares of Common Stock for $1.50 per share. In connection with the SCL Option Agreement, as of June 16, 1995, Roamer One Holdings, Inc. and SCL also entered into a pledge agreement
                (the "SCL/Roamer One Holdings Pledge Agreement") (a copy of which is attached hereto as Exhibit L) pursuant to which Roamer One Holdings, Inc. pledged One Million Eight Hundred Thousand (1,800,000) shares of Common Stock to SCL in support of Roamer One Holdings, Inc.'s obligations under the SCL Option Agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as follows:

                Add a new subparagraph (l) as follows:

                        (l) On June 16, 1995, SCL acquired, pursuant to the terms of the SCL Option Agreement and at a purchase price of One Million Eight Hundred Thousand Dollars ($1,800,000), options to acquire 1,800,000 shares of Common Stock from Roamer One Holdings, Inc., exercisable for a period of five
                             (5) years at an exercise price of $1.50 per share of Common Stock.





                              Page 3 of 5 Pages

                Delete the penultimate sentence of Item 5 and insert in its stead the following:

                        As of June 16, 1995, SCL beneficially owned 3,658,850 shares of Common Stock, subject to various contracts and arrangements. See Item 6.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is amended as follows:

                The fifth paragraph of Item 6 is amended by deleting the term "Optionee" therefrom and inserting in its stead the word "EC".

                The sixth paragraph of item 6 is amended by deleting the parenthetical "(the "Pledge Agreement")" and inserting in its stead the parenthetical "(the "EC Pledge Agreement")".

                A new paragraph is inserted immediately following the fifth paragraph of item 6, as follows:

                        As of June 16, 1995, SCL entered into the "SCL Option Agreement with Roamer One Holdings, Inc., pursuant to which SCL paid Roamer One Holdings, Inc. One Million Eight Hundred Thousand Dollars ($1,800,000) for five (5) year options to purchase up to One Million Eight
                        Hundred Thousand (1,800,000) shares of Common Stock for $1.50 per share. In connection with the SCL Option Agreement, as of June 16, 1995, Roamer One Holdings, Inc. and SCL also entered into the "SCL/Roamer One Holdings Pledge Agreement pursuant to which Roamer One Holdings, Inc. pledged One Million Eight Hundred Thousand (1,800,000) shares of Common Stock to SCL in support of Roamer One Holdings, Inc.'s obligations under the SCL Option Agreement.


ITEM 7. EXHIBITS.

        Item 7 is amended as follows:

                Exhibit H is amended by inserting the word "EC" immediately prior to the words "Pledge Agreement."

                Item 7 is amended by adding at the end thereof the following new exhibits:

                        Exhibit K - SCL Option Agreement

                        Exhibit L - SCL/Roamer One Holdings Pledge Agreement


                [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]





                              Page 4 of 5 Pages

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                        SIMMONDS COMMUNICATIONS LTD.




                        June 26, 1995
                        --------------------------------------------------------
                                                  (Date)


                        /s/David O'Kell
                        --------------------------------------------------------
                                                (Signature)


                        David C. O'Kell, Executive Vice President and Secretary
                        --------------------------------------------------------
                                                (Name/Title)





                              Page 5 of 5 Pages

                                                                       Exhibit K

         THIS OPTION AND THE OPTIONED SHARES GRANTED HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT OF 1933 OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT IS AVAILABLE.





                                OPTION AGREEMENT
                                ----------------

TO:      Simmonds Communications, Ltd.
         5255 Yonge Street, Suite 1050
         Willowdale, Ontario, Canada
         M2N 6P4


1.       GRANT OF OPTION
         ---------------
         In consideration of the payment by you today to the undersigned of U.S. $1,800,000 and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the undersigned), the undersigned grants to you, subject to the terms and conditions hereof, an irrevocable option (the "Option") to purchase up to 1,800,000 shares of common stock (the "Optioned Shares") in the capital of INTEK Diversified Corporation("INTEK"), at a price of U.S. $1.50 per Optioned Share. The Option with respect to the Optioned Shares shall be exercisable at any time and from time to time during the period commencing on the date hereof up to and including, but not after 4:00 p.m. E.D.T. on the fifth (5th) anniversary of the date set out below. The period during which the Option is exercisable as aforesaid is herein referred to as the "Option Period". Following the expiration of the Option Period, the Option shall forthwith terminate and be of no further force or effect as to such of the Optioned Shares in respect of which the Option has not then been exercised.

2.       EXERCISE OF OPTION
         ------------------
         (a) Subject to the terms and conditions hereof, this Option shall be exercisable at any time and from time to time during the Option Period by you giving written notice (a "Notice of Exercise") to the undersigned by personal delivery to the address specified below or by transmittal by telecopier at the number specified below or to such other address or telecopier number as the undersigned may from time to time notify you in writing, which Notice of Exercise shall specify therein the number of Optioned Shares in respect of which the Option is being exercised. Upon delivery of the Notice of Exercise as aforesaid, the undersigned (hereinafter in this Paragraph 2 referred to as the "Vendor") will sell and you or your assigns (hereinafter in this Paragraph 2 referred to as the "Purchaser") shall purchase the number of Optioned Shares set forth in the Notice of Exercise (the "Purchased Shares"). The said sale shall be closed at 10:00 a.m. on the fifth (5th) business day in both Toronto and Cleveland following delivery of the Notice of Exercise at the offices of the Purchaser or at such other time and place outside of the United States as is agreed between the Purchaser and the Vendor (such place and time are for the purposes of subparagraph 2(b) referred to as the "Place of Closing" and the "Time of Closing", respectively). Nothing herein contained or done pursuant hereto shall obligate you to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which you shall have exercised the Option in the manner hereinbefore provided.

         (b)     At the Place of Closing at the Time of Closing:

                 (i) the Purchase shall deliver to the Vendor a certified check payable to or to the order of the Vendor in the amount of the purchase price payable by the Purchaser for the Purchased Shares; and

                 (ii)     the Vendor shall deliver to the Purchaser:

                          (A) a receipt for the certified check referred to in clause 2(b)(i);

                          (B)     a share certificate or certificates
                                  representing the Purchased Shares duly
                                  endorsed in blank for transfer (with
                                  signatures guaranteed) which shall contain a legend to the effect that "The shares of common stock represented by this certificate have not been registered under the Securities Act of 1933 and have been offered and sold pursuant to Regulation S promulgated under the Securities Act of 1933. They may not be offered or sold prior to June 16, 1996 except in accordance with the terms of this Option Agreement dated as of June 16, 1995, and after June 16, 1996 unless the shares are registered under the Securities Act of 1933 or an exemption from the registration requirements of the Securities Act of 1933 is available";

                          (C)     a representation and warranty from the Vendor:

                                  (1)      that the Vendor is, at the Time of
                                           Closing, the beneficial owner of the
                                           Purchased Shares with good and
                                           marketable title thereto, free and
                                           clear of all mortgages, liens,
                                           charges, security interests, adverse
                                           claims, pledges, encumbrances,
                                           options, rights, privileges,
                                           agreements and demands whatsoever
                                           (except those created pursuant to
                                           the Pledge Agreement referred to in
                                           Paragraph 4 hereof);

                                  (2)      that the sale by the Vendor to the
                                           Purchaser does not contravene any
                                           applicable laws, regulations or
                                           policies of securities regulatory
                                           authorities in the United States or
                                           Canada, nor any of the By-Laws,
                                           regulations or policies of the
                                           National Association of Securities
                                           Dealers Automated Quotation System
                                           or any other applicable stock
                                           exchange; and

                                  (3) that, in circumstances where part or all of the Purchased Shares are restricted shares of common stock, the Vendor does not, after taking into account the sale of Purchased Shares, beneficially own any registered and freely tradeable shares of common stock in the capital of INTEK.

3.       IF ALL SHARES NOT PURCHASED
         ---------------------------
         If you or your assigns exercise the Option in respect of a lesser number of Optioned Shares than the total number of Optioned Shares referred to in this Agreement, you or your assigns shall retain the Option to purchase during the Option Period the remaining Optioned Shares referred to in this Agreement but not purchased, subject to the terms and conditions set forth herein.

4.       SECURITY
         --------
         As security for the performance by the undersigned of its obligations herein, including without limitation, its obligation to deliver Optioned Shares in accordance with the terms hereof, the undersigned hereby agrees to pledge in your favor 1,800,000 common shares of INTEK with respect to which the representations and warranties of the Vendor specified in subparagraph 2(b)(ii)(C) are correct today and to deposit with you or your agent share certificate(s) duly endorsed in blank (with signature guaranteed) representing such pledged shares, all in accordance with the terms of a pledge agreement (the "Pledge Agreement"), the form of which is annexed hereto as Schedule A.

5.       SUBDIVISION, CONSOLIDATION AND RECLASSIFICATION OF UNDERLYING SHARES
         --------------------------------------------------------------------
         (a) In the event of any subdivision or redivision of the common stock of INTEK at any time prior to the expiration of the Option Period into a greater number of common stock, the undersigned shall deliver at the time of any exercise thereafter of the Option, such additional number of shares of common stock as would have resulted from such subdivision or redivision if such exercise of the Option could have been and had been effected immediately prior to the date of such subdivision, redivision or other change.

         (b) In the event of any consolidation or other change of the common stock of INTEK at any time prior to the expiration of the Option Period into a lesser number of common stock, the number of shares of common stock of INTEK deliverable by the undersigned on any exercise thereafter of the Option shall be reduced to such number of shares of common stock as would have resulted from such consolidation or other change if such exercise of the Option could have been and had been effected immediately prior to the date of such consolidation or other change.

         (c) In the event of any reclassification of the common stock of INTEK or a capital reorganization of INTEK other than as described in subparagraphs 5(a) or (b) or a consolidation, amalgamation or merger of INTEK with or into any other body corporate at any time prior to the expiration of the Option Period, the undersigned shall deliver at the time of any exercise thereafter of the Option, in lieu of the number of Optioned Shares otherwise deliverable to you upon such exercise, the number of shares of common stock or other securities of INTEK or of the body corporate resulting from such merger, amalgamation or consolidation that you would have been entitled to receive upon such reclassification, capital reorganization, consolidation, amalgamation or merger, if such exercise of the Option could have been and had been effected immediately prior to the date of such reclassification, capital reorganization, consolidation, amalgamation or merger.

         (d) On the happening of each and every event described in subparagraphs 5(a) to 5(c) above, the applicable provisions of this Agreement and the Option created hereby shall be deemed to be amended accordingly.

6.       REPRESENTATIONS AND WARRANTIES
         ------------------------------
         (a) The undersigned represents and warrants in your favor, and acknowledges that you are relying on such representations and warranties in paying the amount referred to in Paragraph 1 hereof and in entering into this Agreement and the Pledge Agreement, namely: (i) that it is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware; (ii) that is has the corporate power and authority to execute and deliver this Agreement and the Pledge Agreement and to perform its obligations hereunder and thereunder; (iii) that it has taken all necessary corporate action to authorize its execution, delivery and performance of this Agreement and the Pledge Agreement; (iv) that the execution and delivery of this Agreement and the Pledge Agreement and the consummation of the transactions contemplated hereby and thereby does not and will not (A) conflict with, or violate or result in a breach of, any law, regulation, order, writ, injunction, decree, determination or award of any court, governmental department, board, agency or instrumentality or arbitrator applicable to it; or (B) conflict with, or violate or result in a breach of, any of the terms, conditions or provisions of its articles of incorporation, by-laws or other similar charter documents, or any other agreement or instrument to which it is a party; (v) that no authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality or any third party is or will be necessary for, or in connection with, the execution or delivery of this Agreement or the Pledge Agreement or for the performance of its obligations hereunder and thereunder; (vi) that there is no litigation or governmental proceeding or investigation pending or, to its knowledge threatened, against it which calls or might call into question its validity or any action taken or to be taken pursuant hereto or thereto nor to its knowledge has there occurred any event or does there exist any condition on the basis of which any such litigation, governmental proceeding or investigation might properly be instituted; (vii) that the granting of the Option to purchase the Optioned Shares and the sale of the Optioned Shares by the undersigned does not, and will not contravene any applicable laws, regulations or policies of securities regulatory authorities in the United States or Canada, nor any of the by-laws, regulations or securities related policies of the National Association of Securities Dealers Automated Quotation System or any other applicable stock exchange; and (viii) that the undersigned is the beneficial owner of 3,600,000 unregistered shares of common stock in the capital of INTEK.

         (b)     you represent and warrant in favor of the undersigned, namely:

                 (i) that the offer to purchase the Optioned Shares was received in Canada and the undersigned accepted such offer in Canada; (ii) that the execution of this Agreement occurred in Canada; (iii) that you are not a U.S. Person as the term is defined in Rule 902(c) of Regulation S under the Securities Act of 1933; (iv) that you are purchasing the Option for your own account and not on behalf of or for the account of any U.S. Person, you have not made any prearrangement and do not intend to transfer the Option or the Optioned Shares to a U.S. Person or to return the Optioned Shares to the United States securities markets (which includes short sales in the United States within the restricted period to be covered by delivery of the Optioned Shares), and you are not purchasing the Option or the Optioned Shares as part of any plan or scheme to evade the registration requirements of the Securities Act of 1933;
                 (v) that you understand that the shares have not been registered under the Securities Act of 1933 and that the offering restrictions applicable to the Option or the Optioned Shares restricts you from selling any of the Option or Optioned Shares to any person in the United States or to any U.S. Person or for the account or benefit of any U.S. Person during a one-year restricted period commencing upon completion of the sale; (vi) that all offers and sales of the Option or the Optioned Shares by you, if any, in the United States or to any U.S. Person or for the account or benefit of any U.S. Person or otherwise prior to the expiration of the restricted period shall be made only pursuant to a registration of the Option or the Optioned Shares under the Securities Act of 1933 or a valid exemption from registration thereunder; and (vii) that you did not receive any printed offering materials or attend any meetings in connection with the Option or Optioned Shares, nor did you participate in any other activity undertaken for the purpose of, or which could reasonably be expected to have the effect of, conditioning the market for the Option or the Optioned Shares.

7.       FILINGS
         -------
         Each of you and the undersigned agrees to make, in a timely fashion, all necessary registrations, filings or notifications as may be required by applicable securities regulatory bodies or stock exchanges.

8.       ASSIGNMENT, ETC.
         ----------------
         This Agreement shall be binding upon and enure to the benefit of our successors and assigns except that the undersigned shall not have the right to assign its rights or obligations hereunder or any interest herein, but you shall have, after one year after the date hereof, the right to assign this Agreement and the Option hereby created, in whole or in part, without the consent of the undersigned, provided that such assignment shall not be made to any party who, by virtue of exercising its rights under this Agreement, would contravene any applicable securities laws, regulations or policies in the United States and Canada, nor any of the by-laws, regulations or securities related policies of the National Association of Securities Dealers Automated Quotation System or any other applicable stock exchange.

         Prior to one year after the date hereof, you shall have the right to assign this Agreement and the Option hereby created, in whole or in part, without the consent of the undersigned, provided that such assignment is made pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to an opinion of counsel reasonably satisfactory to INTEK that the Option and Optioned Shares may be transferred in accordance with the requirements of the Securities Act of 1933. You acknowledge that stop transfer instructions shall be given to INTEK's transfer agents with respect to the Optioned Shares that are acquired by you prior to June 16, 1996 after such shares have been registered in your name. Such stop transfer restrictions shall be lifted at the earlier of (i) June 16, 1996; (ii) the transfer of the shares pursuant to a registration statement declared effective under the Securities Act of 1933; and (iii) the provisions of an opinion of counsel reasonably satisfactory to INTEK that the shares may be transferred in accordance with the requirements of the Securities Act of 1933 without an effective registration statement under the Securities Act of 1933.

9.       TIME OF ESSENCE
         ---------------
         Time shall be of the essence hereof.

10.      GOVERNING LAW
         -------------
         This Agreement and our relationship hereunder shall be governed by the laws of the State of Ohio and you and the undersigned attorn to the jurisdiction of the courts of the State of Ohio.





                     [ THIS SPACE INTENTIONALLY LEFT BLANK]

11.      U.S. FUNDS
         ----------
         All dollar amounts referred to herein shall refer to lawful money of the United States.


         This Agreement has been executed in Toronto, Canada and is dated as of this 16th day of June, 1995.
     ----

                                        ROAMER ONE HOLDINGS, INC.
                                        c/o Kohrman Jackson & Krantz
                                        Attention:  Steven L. Wasserman, Esq.
                                        1375 East Ninth Street
                                        One Cleveland Center - 20th Floor
                                        Cleveland, Ohio  44114
                                        Telephone:  216-696-8700
                                        Facsimile:   216-621-6536


                                        By:  /s/Nicholas R. Wilson
                                           ------------------------
                                        Nicholas R. Wilson, President


Accepted and agreed to this 16th day of June, 1995
                            ----

                                        SIMMONDS COMMUNICATIONS, LTD.
                                        5255 Yonge Street, Suite 1050
                                        Willowdale, Ontario, Canada
                                        M2N 6P4
                                        Telephone:  416-221-1900
                                        Facsimile:  416-221-3800

                                        By: /s/John G. Simmonds
                                           --------------------
                                        Its: Chief Executive Officer
                                            ------------------------

                                                                      Exhibit L


                                PLEDGE AGREEMENT
                                ----------------

         MEMORANDUM OF AGREEMENT made as of the 16th day of June, 1995.

B E T W E E N:

                          ROAMER ONE HOLDINGS, INC.
                          a corporation incorporated under the
                          laws of the State of Ohio,

                          (hereinafter referred to as the "Vendor"),

                                                               OF THE FIRST PART

                                    - and -


                          SIMMONDS COMMUNICATIONS LTD.,
                          a corporation incorporated under the
                          laws of the Province of Ontario,

                          (hereinafter referred to as "Simmonds")

                                                             OF THE SECOND PART,

                                    - and -


                          THE R-M TRUST COMPANY,
                          a trust company duly authorized to carry on business in the Province of Ontario

                          (hereinafter referred to as "R-M Trust"),

                                                              OF THE THIRD PART.


                 WHEREAS, pursuant to the terms of an option agreement (the "Option Agreement") dated as of June 16th, 1995, between Vendor and Simmonds, Vendor granted Simmonds the option to purchase up to 1,800,000 shares of common stock of Intek Diversified Corporation ("Intek") beneficially owned by Vendor;

                 AND WHEREAS, as security for the due and punctual performance of all obligations of any kind or nature now or at any time and from time to time owing by Vendor to Simmonds pursuant to or by virtue of the Option Agreement, Vendor has agreed to pledge

1,800,000 shares of common stock in the capital of Intek (the "Share Collateral") to Simmonds and to enter into this Agreement and to perform its obligations hereunder;

                 AND WHEREAS R-M Trust has agreed to act as collateral agent for Simmonds and to hold certificates representing the Share Collateral as agent for Simmonds pursuant to the terms and conditions of this Agreement;

                 NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises hereof and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereby covenant and agree as follows:


                                   ARTICLE 1

                               1.  INTERPRETATION
                                   --------------
1.1 DEFINITIONS: In this Agreement and any amendments hereto, the following terms shall have the following meanings, respectively:

                 (a) "ACT" means the Personal Property Security Act (Ontario), as now in effect, or any legislation that may be substituted therefor, and as the same may from time to time hereafter be amended;

                 (b) "BUSINESS DAY" means a day of the year other than a Saturday, a Sunday or a day observed as a statutory holiday in Ontario or Ohio;

                 (c) "OBLIGATIONS" means all liabilities and obligations of any kind or nature now or at any time and from time to time owing by Vendor to Simmonds pursuant to or by virtue of this Agreement and the Option Agreement;

                 (d) "COLLATERAL" means the Share Collateral and any other securities or instruments deposited or delivered by Vendor with or to Simmonds or R-M Trust hereunder;

                 (e)      "EVENT OF DEFAULT" has the meaning ascribed thereto
                           in Section 6.1;

                 (f) "PROCEEDS" means identifiable or traceable personal property in any form (including money) derived, directly or indirectly from any dealing with the Collateral or proceeds therefrom and includes any payment that indemnifies or compensates for loss or damage to the Collateral or Proceeds therefrom; and

                 (g) "SECURITY INTEREST" has the meaning ascribed thereto in Section 2.1.

All capitalized terms which are not otherwise defined herein shall have the meanings ascribed to them, respectively, in the Option Agreement.

1.2 UNITED STATES FUNDS: Unless otherwise indicated, all dollar amounts referred to herein shall refer to lawful money of the United States.

1.3 HEADINGS, ETC.: The division of this Agreement into articles, sections and subsections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4 RULES OF CONSTRUCTION: Unless the context otherwise requires,

                 (a) words importing the singular number only shall include the plural and vice versa and words importing the use of either gender shall include both genders and words importing individuals shall include firms and corporations and vice versa; and

                 (b) reference herein to any agreement, indenture or other instrument in writing means such agreement, indenture or other instrument in writing as amended, modified or supplemented from time to time.

1.5 GOVERNING LAW: This Agreement shall be construed in accordance with the laws of the Province of Ontario and shall be treated in all respects as an Ontario contract.

1.6 SEVERABILITY: If any provision herein contained is determined to be void, voidable or unenforceable, in whole or in part, by a court of competent jurisdiction, such determination shall not effect or impair and shall be deemed not to effect or impair the validity of any other covenant or provision herein contained and each such covenant and provision is hereby declared to be separate, severable and distinct.

1.7 TIME: Time shall be of the essence of this Agreement.


                                   ARTICLE II

                       2.  CREATION OF SECURITY INTEREST
                           -----------------------------
2.1 SECURITY INTEREST: As continuing security for the due and timely performance by Vendor of the Obligations, Vendor hereby grants a security interest in and pledges the Collateral to and in favour of Simmonds (the said security interest and pledge of the Collateral being hereinafter referred to as the "Security Interest"). Simmonds acknowledges that it has no rights in the Collateral other than the Security Interest and its rights hereunder and under the Option Agreement.

2.2                       PROCEEDS:  The Security Interest shall extend to the
Proceeds.

2.3 ATTACHMENT AND VALUE: Vendor acknowledges and agrees that the Security Interest is intended to attach to the Collateral upon the date of execution of this Agreement.


                                  ARTICLE III

                     3.  PROVISIONS RELATING TO COLLATERAL
                         ---------------------------------
3.1                       COLLATERAL AGENT, DEPOSIT OF CERTIFICATES AND ESCROW
PROCEDURES: Simmonds hereby appoints R-M Trust to act, and R-M Trust hereby agrees to act, as agent on behalf of Simmonds to hold the share certificates evidencing the Share Collateral as agent for and on behalf of Simmonds. Vendor delivers herewith to R-M Trust share certificates evidencing 1,800,000 shares of common stock of Intek, which share certificates shall be held by R-M Trust as agent for Simmonds.

3.2 TRANSFERABILITY: All Collateral shall be freely transferable by delivery or shall be accompanied by any and all endorsements, powers of attorney or instruments necessary to permit the transfer, disposition and, if applicable, the re-registration of the Collateral as may be required as a result of Simmonds exercising its remedies under subsection 6.2(c). Each of the parties hereto acknowledges that the certificates evidencing the Share Collateral are being held by R-M Trust as agent for Simmonds to perfect the Security Interest created by this Agreement in favour of Simmonds and that R-M Trust may also hold such certificates on behalf of any assignee(s) of Simmonds to perfect such assignee's(s') Security Interest.

3.3 DISTRIBUTIONS AND RECEIPTS ON COLLATERAL: Unless and until an Event of Default shall have occurred and be continuing, Vendor shall be entitled to receive all interest, dividends or other like payments or distributions (whether in cash, security (as such term is defined in subsection 1(1) of the Act) or other property) at any time payable on or with respect to the Collateral and unless and until an Event of Default shall have occurred and be continuing, all such interest, dividends or other like payments or distributions at any time payable to Vendor on or with respect to the Collateral received by Simmonds or R-M Trust shall forthwith be paid or delivered by Simmonds or R- M Trust to Vendor or as it may direct, free and clear of the Security Interest.


3.4 VOTING, ETC. OF COLLATERAL: Unless and until an Event of Default shall have occurred and be continuing, Vendor shall be entitled to vote the Collateral and to give consents, waivers, notices and ratifications, and to take other action in respect of the Collateral, provided however, that no vote shall be cast or consent, waiver, notice or ratification given or action taken which would impair the Collateral or be inconsistent with or violate any provision of this Agreement or the Option Agreement.

3.5 RIGHTS OF SIMMONDS: It is understood and agreed that Simmonds, at any time and from time to time when an Event of Default shall have occurred and be continuing with respect to the Obligations, may enforce any and all of the rights of Vendor with respect to the Collateral, including those rights described in Section 3.4.


                                   ARTICLE IV

                          4.  POSSESSION OF COLLATERAL
                              ------------------------
4.1 DUTY OF CARE: R-M Trust shall not have any duty of care whatsoever with respect to the Collateral other than to use the same care in the custody and preservation thereof as it would with its own property. Neither Simmonds nor R-M Trust need take any steps of any nature to defend or preserve the rights of Vendor therein against the claims or demands of others provided that Simmonds or R-M Trust, as the case may be, shall immediately give notice to Vendor of any such claim or demand of which it becomes aware and shall provide Vendor with a reasonable opportunity to defend or contest the same.

4.2 R-M TRUST AS COLLATERAL AGENT: R-M Trust agrees to act, in its capacity as agent on behalf of Simmonds, upon such instructions with respect to the shares held by R-M Trust which form part of the Share Collateral, as Simmonds may, in its sole discretion, direct from time to time provided that such instructions do not violate the terms of this Agreement and provided that:

                 (a) R-M Trust shall not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any security deposited with it;

                 (b) R-M Trust shall be protected in acting upon any written notice, request, waiver, consent, receipt, statutory declaration or other paper or document furnished to it, and signed by Simmonds, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained;

                 (c) except for acts of negligence or misconduct, R-M Trust shall not be liable for any act done or step taken or omitted by it in good faith;

                 (d) R-M Trust shall have no duties except those which are expressly set forth herein, and it shall not be bound by any notice of claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received in writing, and signed by the parties hereto and, if R-M Trust's duties herein are affected, unless it shall have given its prior written consent thereto;

                 (e) R-M Trust may, at its own discretion, consult with counsel to the parties hereto and seek instructions with respect to any matter pertaining to its duties hereunder; and

                 (f) in the event of a dispute between the parties with respect to the matters herein, R-M Trust may, at its option, deposit all documents and certificates held by it hereunder with a court of competent jurisdiction and seek directions from such court.

4.3 COLLATERAL HELD IN ONTARIO: Subject to release pursuant to section 4.4, R-M Trust shall hold the Collateral in Ontario.

4.4 RELEASE OF COLLATERAL: R-M Trust, Simmonds and Vendor agree that R-M Trust shall not release the Collateral, or any part thereof, to Simmonds or any assignee unless (a) the Option (as defined in the Option Agreement) has been exercised and payment therefor made, and only to the extent of such exercise and payment, or (b) an Event of Default has occurred which has not been cured within any applicable grace period.

4.5 INDEMNIFICATION OF R-M TRUST: Each of Vendor and Simmonds agrees to indemnify and save harmless R-M Trust from and against any and all liabilities and claims made against it in respect of any action or thing it may take or do or omit to take or do in connection herewith except as a result of R-M Trust's wilful neglect or default hereunder. This indemnity shall survive the termination of this Agreement.

4.6 CONSENT OF VENDOR: Vendor consents to the appointment of R-M Trust to act as collateral agent on behalf of Simmonds and to the appointment by Simmonds of R-M Trust as agent to hold the Collateral on behalf of Simmonds or any assignee(s) of Simmonds.


                                   ARTICLE V

                 5.  REPRESENTATIONS, WARRANTIES AND COVENANTS
                     -----------------------------------------
5.1 REPRESENTATIONS AND WARRANTIES: Vendor hereby represents and warrants to Simmonds as follows and acknowledges that Simmonds is relying on such representations and warranties in advancing funds to Vendor, namely, that:

                 (a) it has not entered into any agreement with or granted to any person, firm or corporation any option or any right or privilege capable of becoming an agreement or option to acquire any right or interest in any of the Share Collateral (other than as created by this Agreement and the Option Agreement);

                 (b) all of the Share Collateral is beneficially owned by Vendor free and clear of all liens, charges, pledges and encumbrances (other than as created by this Agreement and the Option Agreement);

                 (c) it has the full right and legal capacity to enter into this Agreement and to grant to Simmonds the Security Interest in the Collateral;

                 (d) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms;

                 (e) the pledge and delivery of the Share Collateral pursuant to this Agreement creates a valid first pledge of and a perfected security interest in such Share Collateral and the Proceeds, subject to no prior pledge, lien, mortgage, hypothecation, security interest, charge, option or encumbrance; and

                 (f) the chief executive office of the Vendor is located at 1431 West 117th Street, Cleveland, Ohio, 44107.

5.2 COVENANTS OF VENDOR: Vendor hereby covenants and agrees with Simmonds as follows:

                 (a) in the event of any subdivision, redivision or other change of the shares of common stock of Intek at any time prior to the termination of this Agreement into a greater number of shares of common stock, Vendor shall, as soon as practicable following receipt thereof, deliver to R-M Trust (or as Simmonds may otherwise direct) such additional number of shares of common stock as would have resulted had such subdivision, redivision or other change occurred immediately prior to the execution of this Agreement; and

                 (b) in the event of any reclassification of the common stock of Intek or a capital reorganization of Intek other than as described in Section 5.2(a) or 5.3 or a consolidation, amalgamation or merger of Intek with or into any other body corporate at any time prior to the termination of this Agreement, Vendor shall deliver to R-M Trust (or as Simmonds may otherwise direct), in substitution for the Share Collateral, the number of shares of common stock or other securities of Intek or of the body corporate resulting from such merger, amalgamation or consolidation that R-M Trust, as agent on behalf of Simmonds would have been entitled to hold under this Agreement if such reclassification, capital reorganization, consolidation, amalgamation or merger had been effected immediately prior to the execution of this Agreement.

5.3 COVENANT OF R-M TRUST: In the event of any consolidation or other change of the common stock of Intek at any time prior to the termination of this Agreement into a lesser number of shares of common stock, the number of shares of common stock of Intek held by R-M Trust, as agent on behalf of Simmonds, shall be reduced to such number of shares of common stock as would have resulted had such consolidation or other change occurred immediately prior to the execution of this Agreement. R-M Trust, as agent on behalf of Simmonds shall, as soon as practicable following receipt thereof, deliver to Vendor certificates representing the number of excess shares as a result of such consolidation or other change.


                                   ARTICLE VI

                            6.  DEFAULT AND REMEDIES
                                --------------------
6.1 EVENTS OF DEFAULT: The occurrence of any one or more of the following events (each such event being herein referred to as an "Event of Default") shall constitute a default under this Agreement

                 (a) if Vendor shall neglect to observe or perform any covenant or condition herein contained or in the Option Agreement on its part to be observed or performed and, after notice in writing has been given by Simmonds (or its assignee(s)) to Vendor specifying such default and requiring Vendor to cure the same, Vendor fails to cure such default within a period of ten Business Days;

                 (b) if a decree or order of a court having jurisdiction is entered adjudging Vendor a bankrupt or insolvent, or approving as properly filed a petition seeking the winding-up of Vendor under the Companies' Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous laws of any other applicable jurisdiction or process of execution against, or against any substantial part of the property of, Vendor or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 15 days and which adversely affects in any material manner Simmonds' ability to obtain performance by Vendor of its obligations under the Option Agreement;

                 (c) if a resolution is passed for the winding-up or liquidation of Vendor or if Vendor institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it, or files a petition or answer or consent seeking reorganization or relief under the Companies' Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding Up Act (Canada) or any other bankruptcy, insolvency or analogous laws of any other applicable jurisdiction or consents to the filing of such petition or to the appointment of a receiver of, or a substantial part of the property of Vendor or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes and provided any such actions or events adversely affect in any material manner Simmonds' ability to obtain performance by Vendor of its obligations under the Option Agreement; and

                 (d) if any representation or warranty made by Vendor in this Agreement or the Option Agreement or in any certificate or other document at any time delivered hereunder or thereunder to Simmonds shall prove incorrect or misleading in any material respect on and as of the date thereof until the Expiry Date (as defined in the Option Agreement).

6.2                       REMEDIES:  If an Event of Default occurs under
Section 6.1, the Security Interest shall immediately become enforceable and Simmonds may, forthwith or at any time thereafter (and, subject to Sections 3.2 and 3.3., in the event that Simmonds shall proceed under any of subsections 6.2(b) to 6.2(h) inclusive, upon ten Business Days' notice to Vendor), except in the event such Event of Default shall have been cured prior to any action by Simmonds, under this Section 6.2 or except as provided by applicable law or this Agreement, take any one or more of the following actions:

                 (a) declare any or all of the Obligations to be immediately due and payable by giving notice in writing thereof to Vendor and, in such event, such Obligations shall be forthwith due and owing by Vendor to Simmonds;

                 (b) commence legal action to enforce payment or performance of the Obligations;

                 (c) subject to any applicable law, dispose of, or direct R-M Trust to dispose of, the Collateral by private sale, public sale or otherwise upon such terms and conditions as Simmonds may determine; provided that Simmonds may apply and allocate any proceeds arising from the realization of the Collateral to the Obligations in such manner as Simmonds in its absolute discretion, shall deem appropriate;

                 (d)      elect to retain the Collateral or any
                          portion thereof irrevocably by giving written notice of such election to Vendor;

                 (e) exercise any or all of the rights and privileges attaching to any of the Collateral as if Simmonds were the absolute owner thereof;

                 (f) file such proofs of claims or other documents as may be necessary or desirable to have its claim lodged in any bankruptcy, winding-up, liquidation, arrangement, dissolution or other proceedings (voluntary or otherwise) relating to Vendor;

                 (g) where the Collateral has been disposed of by Simmonds or R-M Trust as provided herein, commence legal action against Vendor for the difference, if any, between (i) any damages suffered by Simmonds or its assigns resulting directly or indirectly from the violation by Vendor of the Option Agreement or this Agreement; and (ii) the proceeds received by Simmonds on a disposition of the Collateral or Proceeds (hereinafter referred to as the "Deficiency"); or

                 (h) take any other action, suit, remedy or proceeding authorized or permitted by this Agreement or by law or equity.

6.3 SALE OF COLLATERAL: Any sale referred to in subsection 6.2(c) may be a sale of all or any portion of the Collateral and may be by way of public auction, public tender, private contract or otherwise. Simmonds shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective bidders or purchasers to persons who will represent and agree that they are purchasing the Collateral for their own account in compliance with Regulation S, Rule 144 or Rule 144A under the Securities Act of 1933 or any other applicable exemption available under such Act, and upon consummation of any such sale Simmonds shall have the right to assign, transfer, endorse and deliver to the purchaser or purchasers thereof, the Collateral or any interest therein so sold, provided that, subject to Sections 6.4 and 6.8, Simmonds shall give to Vendor written notice three Business Days prior to the date of such sale. Any sale pursuant to this
Section 6.3 may be made with or without any special condition as to the upset price, reserve bid, title or evidence of title or other matter and may be made from time to time as Simmonds, in its sole discretion deems fit, with power to vary or rescind any such sale or buy in at any public sale and resell without being answerable for any loss. Simmonds may sell, or direct R-M Trust to sell, the Collateral for a consideration payable by instalments either with or without taking security for the payment of such deeds, assurances and conveyances of the Collateral and give receipts for the purchase money, and any such sale shall be a perpetual bar, both at law and in equity, against Vendor and all those claiming Collateral sold by, from, through or under Vendor. In the event of any sale pursuant to this Section 6.3, Vendor hereby covenants and agrees to provide all information, certificates and consents required under applicable securities laws or under the rules, by-laws or policies of the exchange(s) on which any of the Collateral is listed and posted for trading to permit the due and valid sale of the Collateral in compliance with such laws, rules, by-laws or policies.

6.4 COMMERCIALLY REASONABLE DISPOSITION: Vendor agrees that a sale at arm's length to a financial institution or any other person, with or without public advertisement or the services of a broker or other dealer in securities, for the best price obtainable from a canvass of three potential arm's length purchasers will be a commercially reasonable method of disposition of the Collateral in the circumstances. Vendor further agrees that such canvass may be conducted by telephone during the course of five Business Days and that the Collateral is such that Simmonds has reasonable grounds to believe that the Collateral may speedily decline in value and, therefore, that no notice of such intended disposition otherwise required by any applicable legislation need be given to Vendor. Vendor further understands that compliance with the Securities Act of 1933, as now or hereafter in effect, or any similar statute hereafter enacted analogous in purpose or effect (such Act and any such similar statute as from time to time in effect being hereinafter called the "Federal Securities Laws"), may very strictly limit the course of conduct of Simmonds if Simmonds were to attempt to dispose of all or any part of the Collateral and may also limit the extent to which or the manner in which any subsequent transferee of any Collateral may dispose of the same. There may be other legal restrictions or limitations affecting in any attempt to dispose of all or any part of the Collateral under applicable Blue Sky or other state securities laws or similar laws analogous in purpose or effect. Simmonds shall not incur any liability as a result of the sale of the Collateral or any part thereof at any private sale which Vendor hereby agrees is commercially reasonable. Vendor hereby waives any claims against Simmonds arising by reason of the fact that the price at which the Collateral may have been sold at such sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Obligations. The provisions of this
Section 6.4 shall not preclude any sale or other disposition of the Collateral in any other manner which is commercially reasonable.

6.5 REASONABLE EXPENSES: Vendor shall pay to Simmonds on demand all costs and expenses of Simmonds (including legal fees) incurred in exercising its rights hereunder, which costs and expenses shall form part of the Obligations, and shall be paid by Vendor to Simmonds, forthwith after demand therefor shall have been made by Simmonds to Vendor together with interest from and including the date of demand or, if Simmonds has taken steps to exercise its rights under Section 6.2, from and including the date upon which the cost or expense is incurred at a rate per annum that is equal to 1% in excess of the prime rate of interest then quoted by Bank of Montreal for loans in Canadian dollars to its commercial customers in Canada (the "Prime Rate"), payable before and after demand, maturity, default and judgment, with interest on amounts in default at the same rate. All such interest shall be payable on demand, shall be determined daily and shall be compounded monthly in arrears on the last day of each month. Payment of such interest shall be secured by the Security Interest.

6.6 DEFICIENCY: Where the Collateral has been disposed of by Simmonds or R-M Trust as provided herein, the Deficiency shall be paid by Vendor to Simmonds, forthwith after demand therefor shall have been made by Simmonds to Vendor together with interest from and including the date upon which the Deficiency arises at a rate per annum that is equal to 1% in excess of the Prime Rate payable before and after demand, maturity, default and judgment, with interest on amounts in default at the same rate. All such interest shall be payable on demand, shall be determined daily and shall be compounded monthly in arrears on the last day of each month. Payment of the Deficiency together with such interest shall be secured by the Security Interest.

6.7 OBLIGATIONS OF SIMMONDS: Simmonds shall not be under any obligation, or be liable or accountable for any failure, to enforce payment or performance of the Obligations or to exercise any of its rights and remedies hereunder and shall not be under any obligation to institute proceedings for any of such purposes.

6.8 REDEMPTION OF COLLATERAL: At any time before Simmonds or R-M Trust has disposed of the Collateral as provided for herein or before Simmonds has elected, in the manner set out in subsection 6.2(d), to retain all or part of the Collateral irrevocably, Vendor may redeem the Collateral by satisfying all of its obligations and liabilities under the Option Agreement and this Agreement.


                                  ARTICLE VII

                         7.  ACKNOWLEDGEMENTS BY VENDOR
                             --------------------------

7.1                       ACKNOWLEDGEMENTS:  Vendor hereby:

                 (a)      acknowledges receipt of a copy of this Agreement;

                 (b) acknowledges and agrees that this Agreement and the rights and obligations of Simmonds contained in the Option Agreement may be assigned in whole or in part by Simmonds without notice or consent and, in the event of any assignment, the assignee(s) shall be entitled to all the rights and remedies, and subject to the obligations, of Simmonds set forth in this Agreement and the Option Agreement, provided that such assignment shall not be made to any party who, by virtue of exercising its rights under the Option Agreement, would contravene any applicable securities laws, regulations or policies in the United States or Canada or any of the by-laws, regulations or policies of the National Association of Securities Dealers Automated Quotation System or any other applicable stock exchange; and

                 (c) agrees not to assert against Simmonds or any assignee of Simmonds, and the rights of Simmonds or any such assignee shall not be subject to, any claim, defense, demand, set-off or other right, whether at law or in equity, that Vendor has or may have against Simmonds or any such assignee under any agreement or instrument other than this Agreement or the Option Agreement.


                                  ARTICLE VIII

                            8.  NOTICES AND SERVICE
                                -------------------

8.1 NOTICES: Except as otherwise provided herein, any notice or other document required or permitted to be given to any party shall be validly given if delivered personally or sent by telecopy to any party at the following address:

                 (a)      if to Vendor:

                          Roamer One Holdings, Inc.
                          c/o Kohrman Jackson & Krantz
                          Attention:  Steven L. Wasserman, Esq.
                          1375 East Ninth Street
                          One Cleveland Center - 20th Floor
                          Cleveland, Ohio
                          44114

                          Telephone:               (216) 696-8700
                          Telecopy:                (216) 621-6535


                 (b)      if to Simmonds:

                          Simmonds Communications Ltd.
                          1050 - 5255 Yonge Street
                          Willowdale, Ontario
                          M2N 6P4

                          Telecopy:                (416) 221-3800
                          Attention:               David O'Kell


                 (c)      if to R-M Trust:

                          The R-M Trust Company
                          393 University Avenue
                          5th Floor
                          Toronto, Ontario
                          M5G 2M7

                          Telecopy:                (416) 813-4555
                          Attention:               George Nagy


Any such notice or other document delivered personally or sent by telecopy shall be deemed to have been received by and given on the date of such delivery or telecopy (provided that it is received within the normal business hours of the recipient and such day is a Business Day and, if not, on the next following Business Day). Any party may at any time give notice to the other parties hereto of any change of address in accordance with the foregoing provisions hereof.


                                   ARTICLE IX

                                   9.  WAIVER
                                       ------
9.1 WAIVER BY SIMMONDS: With respect to the Obligations, Simmonds may, at any time by written notice delivered to Vendor, waive in whole or in part any breach of this Agreement, any Event of Default or any rights and remedies of Simmonds hereunder or otherwise and may grant extension of time or other indulgences to, accept compositions from or grant releases and discharges to Vendor in respect of the Collateral or otherwise deal with Vendor or with the Collateral and any other security held by Simmonds, all as Simmonds may see fit. Vendor hereby agrees that any such waiver shall not be a waiver of any other or subsequent breach of this Agreement or Event of Default and that any failure by Simmonds to exercise any of its rights or remedies hereunder or otherwise shall in no way effect or impair Simmonds' Security Interest or the rights and remedies of Simmonds hereunder or otherwise.


                                   ARTICLE X

                      10.  EFFECTIVE DATE AND TERMINATION
                           ------------------------------
10.1 EFFECTIVE DATE: This Agreement shall become effective when it shall have been executed by Vendor, R-M Trust and Simmonds. This Agreement and the Security Interest are in addition to and not in substitution for any other security granted by Vendor to Simmonds, whether before or after the execution of this Agreement. The Security Interest shall be a general and continuing security interest in respect of the Obligations and shall continue in full force and effect until terminated as provided in Section 10.2.

10.2 TERMINATION: This Agreement shall be terminated on the earlier of (i) the completion of the purchase and sale of all of the Optioned Shares (as that term is defined in the Option Agreement) in accordance with the terms and conditions of the Option Agreement; and (ii) one Business Day after the expiry of the Option Period (as that term is defined in the Option Agreement) provided that, in either case, all of the Obligations have been fully satisfied by Vendor. Upon and notwithstanding termination of this Agreement in accordance with the provisions of this Section 10.2, each of Simmonds and R-M Trust shall, at Simmonds' expense, deliver to Vendor possession of all Collateral or remaining part thereof (unless all the Optioned Shares have been purchased by Simmonds), make and do all such acts and things and execute and deliver all such instruments, agreements and documents as Vendor shall consider reasonably necessary or desirable to discharge the Security Interest, to release and discharge the Collateral therefrom and to record such release and discharge in all appropriate offices of public record.


                                   ARTICLE XI

                             11.  POWER OF ATTORNEY
                                  -----------------
11.1 POWER OF ATTORNEY: Vendor irrevocably constitutes and appoints Simmonds and its directors and officers holding office from time to time as the true and lawful attorney of Vendor with full power of substitution in the name of Vendor to do any and all such acts or things or execute and deliver all such agreements, documents and instruments as Simmonds, in its sole discretion, considers necessary or desirable to carry out the provisions and purposes of this Agreement or to exercise its rights and remedies hereunder, including without in any way limiting the generality of the foregoing: (i) transferring any or all of the Collateral into the name of Simmonds or to any person who acquires the same pursuant to the provisions of
Section 6.2; (ii) endorsing, negotiating or redeeming any Collateral; (iii) subject to Section 3.4 exercising any voting rights associated with the Collateral and executing any proxies or similar instruments in furtherance thereof; and (iv) realizing or collecting any Proceeds or any dividends, principal, interest or other payments on the Collateral or in respect thereof. Vendor hereby ratifies and agrees to ratify all acts of any such attorney taken or done in accordance with this Section 11.1. This power of attorney being coupled with an interest shall not be revoked or terminated by any act or thing and shall remain in full force and effect until this Agreement has been terminated.


                                  ARTICLE XII

                               12.  MISCELLANEOUS
                                    -------------
12.1 FURTHER ASSURANCES: Vendor will, from time to time at the request of Simmonds, make and do all such acts and things and execute and deliver all such instruments, agreements and documents as Simmonds shall reasonably request by notice in writing given to Vendor in order to create, preserve, perfect, validate or otherwise protect the Security Interest, to enable Simmonds to exercise and enforce any of their rights and remedies hereunder and generally to carry out the provisions and purposes of this Agreement.


12.2 FILINGS: Vendor will promptly effect all registrations, filings, recordings and all re-registrations, re-filings and re-recordings of or in respect of this Agreement and

Security Interest in all offices in all jurisdictions and at such times as may be necessary or of advantage in perfecting, maintaining and protecting the validity, effectiveness and priority hereof or of the Security Interest. Notwithstanding the foregoing, Simmonds is authorized, at its option, to make such registrations, filings or recordings or such re-registrations, re-filings or re-recordings against Vendor as it may deem necessary or appropriate to perfect or secure the Security Interest.


12.3 AMENDMENTS, ETC.: This Agreement may not be modified or amended except with the written consent of the parties hereto.


12.4 ATTORNMENT: Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of any court in the Province of Ontario for the purposes of any legal or equitable suit, action or proceeding in connection with this Agreement.


12.5 ENUREMENT: This Agreement shall be binding on and enure to the benefit of the parties hereto and their respective successors and assigns except that Vendor shall not have the right to assign its rights or obligations hereunder or any interest herein, but Simmonds and its assignee(s) shall have the right to assign their respective rights and obligations hereunder, in whole or in part, without the consent of Vendor.

12.6                      JUDGMENT CURRENCY:
                          -----------------
                 (a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under the Option Agreement (collectively, the "Documents") in any currency (the "Original Currency") into another currency (the "Other Currency"), the rate of exchange used shall be that at which, in accordance with normal banking procedures, Simmonds could purchase the Original Currency with the Other Currency on the Business Day preceding that on which final judgment is given or, if permitted by applicable law, on the day on which such judgment is paid or satisfied.

                 (b) The obligations of Vendor in respect of any sum due in the Original Currency to Simmonds under any of the Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt of Simmonds thereof, Simmonds may, in accordance with normal banking procedures, purchase the Original Currency. Vendor, as a separate obligation and notwithstanding any such judgment, shall indemnify Simmonds against such loss, and if the amount of the Original Currency so purchased exceeds the sum originally due to Simmonds in the Original Currency, Simmonds agrees to remit such excess to Vendor.

12.7 FEES AND EXPENSES: Simmonds shall be responsible for all fees and expenses incurred by R-M Trust with respect to the transactions contemplated hereunder. If there is an Event of Default, Vendor shall reimburse Simmonds for all fees and expenses paid to R-M Trust.


12.8 COUNTERPARTS: This Agreement, or any amendment to it, may be executed in multiple counterparts, each of which shall be deemed to be an original agreement, and all of which shall constitute one agreement. All counterparts shall be construed together and shall constitute one and the same agreement. Any delivery of any executed copy of this Agreement by way of telecopy or facsimile shall constitute delivery hereof, provided that any party delivering by way of telecopy or facsimile shall, as soon as reasonably practicable, deliver the original executed copy to the other parties.


                          IN WITNESS WHEREOF the parties have executed this
Agreement as of the date first written above.


ROAMER ONE HOLDINGS, INC.      SIMMONDS COMMUNICATIONS LTD.

By: /s/ Steven L. Wasserman    By: /s/ David C. O'Kell
   ------------------------        --------------------------

And:                           And:
    -----------------------        --------------------------




THE R-M TRUST COMPANY

By: /s/ Neville R. Dacosta
   -----------------------

And: /s/ George Nagy
    ----------------------